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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                                (Amendment No. )


                             HUNT MANUFACTURING CO.
                             ----------------------
                                (Name of Issuer)


                    Common Shares, par value $.01 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                  445636-10-3
                                  -----------
                                  CUSIP Number

       Richard J. Bove, Esq., 3700 Bell Atlantic Tower, 1717 Arch Street
                   Philadelphia, PA 19103-2793 (215) 994-5110
       -----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 13, 1995
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 7 Pages


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CUSIP NO.:                 445636-10-3                        Page 2 of 7 Pages

1)       Name of Reporting Person
         S.S. or I.R.S. Identification
         No. of Above Person.

          Katherine B. Lunt
           ###-##-####
- --------------------------------------------------------------------------------

2)       Check the Appropriate Box                            (a)     [   ]
         if a Member of a Group                               (b)     [ X ]
- --------------------------------------------------------------------------------

3)       SEC Use Only
- --------------------------------------------------------------------------------

4)       Source of Funds:                   N/A
- --------------------------------------------------------------------------------

5)       Check Box if Disclosure or Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e).  [   ]
- --------------------------------------------------------------------------------

6)       Citizenship or Place of
         Organization:                      U.S.A.
- --------------------------------------------------------------------------------

Number of                     7) Sole Voting Power                       498,042
Shares                           -----------------------------------------------
Beneficially                  8) Shared Voting Power                     532,293
Owned by                         -----------------------------------------------
Each                          9) Sole Dispositive Power                  498,042
Reporting                        -----------------------------------------------
Person                       10) Shared Dispositive Power                532,293
With                             -----------------------------------------------
- --------------------------------------------------------------------------------

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                       1,030,335
- --------------------------------------------------------------------------------

12)      Check Box if the Aggregate Amount
         in Row (11) Excludes Certain Shares                  [ X ]
- --------------------------------------------------------------------------------

13)      Percent of Class Represented
         By Amount in Row (11)
                                                             6.5%
- --------------------------------------------------------------------------------

14)      Type of Reporting Person:                            IN
- --------------------------------------------------------------------------------


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CUSIP NO.:                 445636-10-3                         Page 3 of 7 Pages


Item 1.           Security and Issuer.

                  This statement relates to the Common Shares, $.01 par value ("Shares"), of Hunt Manufacturing Co. (the "Company"). The
Company's address is One Commerce Square, 2005 Market Street,
Philadelphia, PA 19103-7085.


Item 2.           Identity and Background.

         (a)      Name.

                  This statement is filed by Katherine B. Lunt.

         (b)      Residence or Business Address.

                  The address of the reporting person is c/o Lunt
                  Silversmiths, P.O. Box 593, Greenfield, MA 01302.

         (c)      Present Principal Occupation or Employment.

                  None

         (d)      Criminal Convictions, etc.

                  None

         (e)      Civil Judgments, Decrees, etc.

                  None

         (f)      Citizenship.

                  U.S.A.


Item 3.           Source and Amount of Funds or Other Consideration.

                  Substantially all of the Shares beneficially owned by the reporting person were acquired by a gift or inheritance.


Item 4.           Purpose of Transaction.

                  The transactions giving rise to this Schedule 13D (see
Item 5(c) herein) involved transfers without consideration between members of the Bartol family and related trusts and family partnerships for estate planning and financial planning

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CUSIP NO.:                 445636-10-3                         Page 4 of 7 Pages

purposes and not for the purpose of causing the occurrence of any of the matters enumerated in paragraphs (a) through (j) of
Schedule 13D.


Item 5.           Interest in Securities of the Issuer.

                  (a)-(b) The beneficial ownership of Shares by the reporting person as of July 13, 1995 was as follows:

                                                                   Katherine B.
                                                                       Lunt

  (i)            Amount Beneficially Owned:                      1,030,335(1)(2)

 (ii)            Percent of Class:                                     6.5%

(iii)            Number of Shares as to
                 which such person has:
                 (A)      sole power to vote or
                          to direct the vote:                      498,042(3)
                 (B)      shared power to vote
                          or to direct the
                          vote:                                    532,293(4)
                 (C)      sole power to dispose
                          of or to direct the
                          disposition of:                          498,042(3)
                 (D)      shared power to
                          dispose or to direct
                          the disposition of:                      532,293(4)


(1) Except as otherwise indicated in the footnotes below, the Shares indicated as beneficially owned by the reporting person do not include Shares owned by other members of her family, the beneficial ownership of which Shares is disclaimed by the reporting person.

(2) Does not include approximately 170,500 Shares owned by The Stockton Rush Bartol Foundation (a charitable foundation formed and funded by the late George E. Bartol III, the reporting person's father) of which the reporting person is a director or 49,676 Shares beneficially owned by James H. Lunt, the reporting person's husband, as trustee for their children, the beneficial ownership of which Shares is disclaimed by the reporting person.

(3) Includes 354,421 shares owned by The Lunt Family Partnership, L.P. (the "Lunt Family Partnership") of which the reporting person is the sole Managing General Partner.

(4) Represents Shares as to which the reporting person and Gordon A. MacInnes have shared voting and dispositive power as the co-trustees of the 1971 Trust established by G.E. Bartol III for the benefit of his grandchildren (the "1971 Trust"). Mr. MacInnes is married to the reporting person's sister. See Appendix I hereto for further information concerning Mr. MacInnes.




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CUSIP NO.:                 445636-10-3                         Page 5 of 7 Pages

         (c) During the past 60 days, there have been the following transactions in Shares by or involving the reporting person: (i) between May 12, 1995 and June 15, 1995 the reporting person and her husband sold an aggregate of 6,700 Shares in open market transactions at between $14.50 and $15.00 per share, and (ii) the Lunt Family Partnership was formed and on or about July 13, 1995 was funded by contributions of: (A) 350,877 Shares by Mary F.
Bartol (the reporting person's mother), (B) 35 Shares by the reporting person's husband individually, and (C) 3,509 Shares by reporting person individually.

         (d)      Not applicable.

         (e)      Not applicable.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with respect to Securities of the Issuer

                  There are no such contracts, arrangements, etc., other than (i) the governing trust instruments for the 1971 Trust which grants voting, dispository and other customary powers to the trustees, and (ii) the Agreement of Limited Partnership of the Lunt Family Partnership which grants voting, dispositive and other customary powers to the reporting person, the Managing
General Partner.


Item 7.           Material to be Filed as Exhibits.

                  Not applicable.





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CUSIP NO.:                 445636-10-3                         Page 6 of 7 Pages


                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  July 13, 1995                                 /s/ Katherine B. Lunt
                                                     ---------------------
                                                     Katherine B. Lunt

























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CUSIP NO.:                 445636-10-3                         Page 7 of 7 Pages


                                                                      APPENDIX I
                                                                 to Schedule 13D


Item 2 information concerning Gordon A. MacInnes:


(a)      Name:  Gordon A. MacInnes

(b)      Residence or Business Address:  The address of Mr.
MacInnes is c/o Hunt Manufacturing Co., One Commerce Square, 2005
Market Street, Philadelphia, PA  19103-7085.


(c) Present Principal Occupation or Employment: Vice Chairman of the Board and Director of the Company; New Jersey State
Senator; and writer under contract with 20th Century Fund, an operating charitable foundation.


(d)      Criminal Convictions, etc.:  None

(e)      Civil Judgments, Decrees, etc.:  None

(f)      Citizenship:  U.S.A.

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